February 8, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:	Logitech International S.A.
Form 20-F for the fiscal year ended March 31, 2006
Filed May 19, 2006
File No. 000-29174

Dear Mr. Skinner:

Logitech International S.A. (“Logitech” or the “Company”) is in receipt of your letter dated February 5, 2007 with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2006 (the “Form 20-F”). We have responded to your comments as set forth below. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for the Year Ended March 31, 2006

Item 5, Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1. We note your response to previous comment number 2. Rule 12-09 of Regulation S-X indicates that reserves which were not individually significant may be grouped in one total. Based on the information provided previously in Exhibit A to your October 12, 2006 response, it would appear that separate disclosure would be required for the activity within both the Cooperative Marketing Programs reserve and the Customer Incentive Programs reserve. Further, since the information appears to be readily available, the Company should consider disclosing activity within each valuation reserve account.

Company Response:

In future filings, beginning with the Form 20-F for the fiscal year ending March 31, 2007, we will provide the disclosure of activity on Schedule II, in accordance with Item 17 of Form 20-F and Rule 12-09 of Regulation S-X, of the following reserves:

•	the allowance for doubtful accounts;

•	the sales returns reserve;

•	the reserve for cooperative marketing arrangements;

•	the reserve for customer incentive programs; and

•	the price protection reserve.

We appreciate the opportunity to respond to your comments and suggestions. Please feel free to contact the undersigned at

(510) 713-4488 should you have any questions or comments regarding this response.

Very truly yours,

/s/ Mark J. Hawkins
Mark J. Hawkins Chief Financial Officer

cc:	David Edgar, Staff Accountant, Division of Corporation Finance, SEC
Guerrino De Luca, CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers